EXHIBIT 21

List of Subsidiaries

Name	Jurisdiction	% Ownership

Entertainment Technology Corporation	PA	100%
ETL International Corporation	Barbados	100%
ETC-PZL Aerospace Industries	Poland	95%
ETC-Europe	Great Britain	99%
ETC-Delaware	Delaware	100%
NASTAR Center Holdings Corporation	Delaware	100%
NASTAR Center LLC	Delaware	100%